January 31, 1997



Lewis H. Bender
Emisphere Technologies Inc.
15 Skyline Dr.
Hawthorne, NY  10532


RE:   Schedule 13G


Enclosed pursuant to Rule 13d-1(b) under the Securities
Exchange Act of 1934 is a report on Schedule 13G reporting beneficial ownership at
December 31, 1996 by American Express Company, American
Express Financial Corporation and IDS Life Aggressive
Growth Fund in common stock of Emisphere Technologies Inc..


Sincerely,



Steve Turbenson
Director - External Reports and Tax




Enclosure



            SECURITIES AND EXCHANGE COMMISSION

                  Washington, D. C. 20549

                       SCHEDULE 13G


       Under the Securities and Exchange Act of 1934



                Emisphere Technologies Inc.
                     (Name of Issuer)



                       Common Stock
              (Title of Class of Securities)



                        291345-10-6
                      (CUSIP Number)






The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.







                  CUSIP NO.  291345-10-6


1) Name of Reporting Person         American Express
Company

   S.S. or I.R.S. Identification    IRS No. 13-4922250
   No. of Above Person


2) Check the Appropriate Box            (a)
   if a Member of a Group               (b) X - Joint
Filing


3) SEC Use Only


4) Citizenship or Place of Organization      New York

   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
                        PERSON WITH
   (5)              Sole Voting Power   -0-
   (6)              Shared Voting Power 120,000
   (7)              Sole Dispositive Power   -0-
   (8)              Shared Dispositive Power 620,000


9) Aggregate Amount Beneficially
   Owned by Each Reporting Person       620,000


10)   Check if the Aggregate Amount in
   Row (9) Excludes Certain Shares      Not Applicable


11)   Percent of Class Represented by
   Amount In Row (9)                    6.6%


12)   Type of Reporting Person          CO, HC




                  CUSIP NO.   291345-10-6


1) Name of Reporting Person         American Express Financial
Corporation

   S.S. or I.R.S. Identification    IRS No. 13-3180631
   No. of Above Person


2) Check the Appropriate Box            (a)
   if a Member of a Group               (b) X - Joint
Filing


3) SEC Use Only


4) Citizenship or Place of Organization           Delaware

   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
                        PERSON WITH
   (5)                Sole Voting Power                -0-
   (6)                Shared Voting Power
120,000
   (7)                Sole Dispositive Power           -0-
   (8)                Shared Dispositive Power
620,000


9) Aggregate Amount Beneficially
   Owned by Each Reporting Person       620,000


10)   Check if the Aggregate Amount in
   Row (9) Excludes Certain Shares      Not Applicable


11)   Percent of Class Represented by
   Amount In Row (9)                    6.6%


12)   Type of Reporting Person          CO, IA


                  CUSIP NO   291345-10-6


1) Name of Reporting Person             IDS Life Aggressive
Growth
                                        Fund
   S.S. or I.R.S. Identification        IRS No. 41-1711907
   No. of Above Person


2) Check the Appropriate Box            (a)
   if a Member of a Group               (b) X - Joint
Filing


3) SEC Use Only


4) Citizenship or Place of Organization           Minnesota


   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
                        PERSON WITH
   (5)              Sole Voting Power        500,000
   (6)              Shared Voting Power      -0-
   (7)              Sole Dispositive Power        -0-
   (8)              Shared Dispositive Power      500,000


9) Aggregate Amount Beneficially
   Owned by Each Reporting Person       500,000


10)   Check if the Aggregate Amount in
   Row (9) Excludes Certain Shares      Not Applicable


11)   Percent of Class Represented by
   Amount In Row (9)                              5.3%


12)   Type of Reporting Person          CO, IC

1(a)                               Name of Issuer:Emisphere Technologies Inc.

1(b)                               Address of Issuer's Principal15 Skyline Dr.
      Executive Offices:           Hawthorne, NY  10532

2(a)                           Name of Person Filing:American Express Company
                                   American Express Financial
Corporation
                                   IDS Life Aggressive Growth
Fund

2(b)                               Address of Principal Business
Office:                            American Express Company
                                   American Express Tower
                                   200 Vesey Street
                                   New York, NY  10285

                                   American Express Financial
Corporation
                                   IDS Tower 10
                                   Minneapolis, MN  55440

                                   IDS Life Aggressive Growth
Fund
                                   IDS Tower 10
                                   Minneapolis, MN  55440

2(c)             Citizenship:           See Item 4 of Cover Page

2(d)       Title of Class of Securities:                        Common Stock

2(e)             Cusip Number:               291345-10-6

3     Information if statement is filed pursuant to Rules 13d-
1(b) or 13d-2(b):
        American Express Company, one of the persons filing this statement, is a Parent Holding Company in accordance with Rule 13d-1(b)(ii)(G).

        American Express Financial Corporation, one of the persons filing this statement, is an Investment Advisor registered under section 203 of the Investment Advisors
        Act of 1940.

        IDS Life Aggressive Growth Fund, one of the persons filing this statement, is an Investment Company registered under section 8 of the Investment Company Act.

4(a)             Amount Beneficially Owned as of December 31,
1996:   See Item 9 of Cover Pages

4(b)             Percent of Class:    See Item 11 of Cover Pages

4(c)             Number of Shares as to which such person has:
      (i) Sole power to vote or to direct the vote:   See Item 5
      of Cover Pages
      (ii)       Shared power to vote or direct the vote:   See
Item 6 of Cover Pages
      (iii)      Sole power to dispose or to direct the
disposition of:   See Item 7
          of Cover Pages
      (iv)       Shared power to dispose or to direct the
disposition of:   See Item 8
          of Cover Pages
5     Ownership of 5% or Less of a Class:
      If this statement is being filed to report the fact as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following (
      ).

6     Ownership of more than 5% on Behalf of Another Person:

                            Not Applicable

7     Identification and Classification of the Subsidiary Which
Acquired the                            Security Being Reported
on by the Parent Holding Company:

                            See Exhibit I

8     Identification and Classification of Members of the Group:

                            Not Applicable

9     Notice of Dissolution of Group:

                            Not Applicable

10    Certification:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   American Express Financial
Corporation



Dated:    December 31, 1996         By
                                    Signature


                                    Steve Turbenson
                                    Director - External Reports
                                    and Tax
                                    Name/Title

                                    Telephone: (612)  671-2059

                     Exhibit Index


Exhibit I    Identification and Classification of the
Subsidiary   which Acquired the Security Being Reported
on by        the Parent Holding Company.

Exhibit II   Statement of American Express Company

Exhibit III  Statement of American Express Financial
Corporation

Exhibit IV   Statement of IDS Life Aggressive Growth Fund
                           Exhibit  I

                               to

                          Schedule  13G

   One of the persons filing this statement is a parent holding company. The relevant subsidiary, American Express Financial Corporation, a Delaware Corporation, is registered as investment advisor under section 203 of the Investment Advisors Act of 1940. IDS Life Aggressive Growth Fund, a Minnesota Corporation, is registered as an investment company under section 8 of the Investment Company Act. IDS Life Aggressive Growth Fund is advised by American Express Financial Corporation.
                           EXHIBIT II

                               to

                          SCHEDULE 13G

                            under the

                 Securities Exchange Act of 1934

American Express Company, American Express Tower, World Financial Center, New York, New York disclaims beneficial ownership of the securities referred to in the Schedule 13G to which this exhibit is attached, and the filing of this
Schedule 13G shall not be construed as an admission that American Express Company is, for the purpose of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Schedule 13G.

Pursuant to Rule 13d-1(f) (1) and subject to the preceding disclaimer, American Express Company affirms it is individually eligible to use Schedule 13G and agrees that this
Schedule is filed on its behalf, and authorizes the President, any Vice President, the comptroller, the Secretary, the General Counsel, any Associate General Counsel or any Counsel, each with power to act singly, of each subsidiary of American Express Company making this filing to sign this statement on behalf of American Express Company.


                            AMERICAN EXPRESS COMPANY



                            By:____________________________
                            Name:       Stephen P. Norman
                            Title:      Secretary
                          Exhibit  III

                               to

                          Schedule  13G

                           Under  the

                 Securities Exchange Act of 1934


   Pursuant to Rule 13d-1(f)(1), American Express Financial
Corporation affirms that it is individually eligible to use
Schedule 13G and agrees that this Schedule is filed in its behalf.


                            American Express Financial Corporation


                                 By:
                                   Steve Turbenson
                                   Director - External Reports
                                   and Tax

                           Exhibit  IV

                               to

                          Schedule  13G

                           Under  the

                 Securities Exchange Act of 1934


   Pursuant to Rule 13d-1(f)(1), IDS Life Aggressive Growth Fund affirms that it is individually eligible to use Schedule 13G and agrees that this Schedule is filed on it behalf.


                              IDS Life Aggressive Growth Fund



                          By:
                            Leslie L. Ogg
                            Vice President and General Counsel